UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

IMCLONE SYSTEMS INCORPORATED
(Name of Subject Company (Issuer))
Common Stock, par value $0.001 per share
(Title of Class of Securities)
45245W109
(CUSIP Number)
Robert A. Armitage
Senior Vice President and General Counsel
Eli Lilly and Company
Lilly Corporate Center
Indianapolis, Indiana 46285
Tel: (317) 276-2000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
Copies to:
M. Adel Aslani-Far, Esq.
Latham & Watkins LLP
885 Third Avenue
New York, New York 10022
Tel: (212) 906-1770
October 6, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No.	78423C108	SCHEDULE 13D

1.	NAME OF REPORTING PERSONS: Eli Lilly and Company I.R.S. Identification No. of Above Person (Entities Only): 35-0470950

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3.	SEC USE ONLY:

4.	SOURCE OF FUNDS:

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☑

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

Indiana

	7.	SOLE VOTING POWER:

NUMBER OF

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		11,669,544

EACH	9.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH:	10.	SHARED DISPOSITIVE POWER:

11,669,544

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

11,669,544

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

13.2%*

14.	TYPE OF REPORTING PERSON:

CO
* Pursuant to the Tender and Support Agreements described in Item 3 below, Eli Lilly and Company may be deemed to have beneficial ownership of 88,612,596 shares of common stock, par value $0.001 per share, of ImClone Systems Incorporated issued and outstanding as of September 30, 2008, as set forth in the Merger Agreement described in Item 3 below. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Eli Lilly and Company that it is the beneficial owner of any of the common stock referred to herein for purposes of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

ITEM 1. SECURITY AND ISSUER
This statement on Schedule 13D relates to the shares of common stock, par value $0.001 per share (the “Common Stock”), of ImClone Systems Incorporated (“ImClone”). The principal executive offices of ImClone are located at 180 Varick Street, New York, New York 10014.
ITEM 2. IDENTITY AND BACKGROUND
(a) The name of the person filing this statement is Eli Lilly and Company, an Indiana corporation (“Lilly”). The principal business of Lilly is discovering, developing, manufacturing, and selling pharmaceutical products.
(b) The address of the principal office and principal business of Lilly is Lilly Corporate Center, Indianapolis, Indiana 46285.
(c) Set forth in Schedule I to this Schedule 13D is the name, residence or business address and present principal occupation or employment of each of Lilly’s executive officers and directors and the name, principal business and address of any corporation or other organization in which such employment is conducted.
(d) In February 2006, Lilly reached a settlement of an investigation by the Office of Consumer Litigation, Department of Justice, related to Lilly’s marketing and promotional practices and physician communications with respect to Lilly’s product, Evista. As part of the settlement, Lilly agreed to plead guilty to one misdemeanor violation of the Food, Drug, and Cosmetic Act. The plea was for the off-label promotion of Evista during 1998. The government did not charge the company with any unlawful intent, and Lilly did not acknowledge any such intent. In connection with the overall settlement, Lilly paid a total of $36.0 million. In addition, as part of the settlement, a civil consent decree requires Lilly to continue to have a compliance program and to undertake a set of defined corporate integrity obligations related to Evista for five years.
Except as described above, neither Lilly nor, to the knowledge of Lilly, any of the directors or executive officers of Lilly named in Schedule I to this Schedule 13D, has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the past five years, neither Lilly nor, to the knowledge of Lilly, any of the directors or executive officers of Lilly named in Schedule I to this Schedule 13D, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, Federal or State securities laws or finding any violation with respect to such laws.
(f) Unless otherwise indicated, all of the directors and executive officers of Lilly named in Schedule I to this Schedule 13D are citizens of the United States.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
On October 6, 2008, Lilly, Alaska Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of Lilly (“Merger Sub”) and ImClone entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Merger Sub has commenced a tender offer to purchase all of ImClone’s outstanding shares of Common Stock, and the associated preferred stock purchase rights (the “Tender Offer”) at a price of $70.00 per share, net to the seller, in cash. Following the Tender Offer, subject to the terms and conditions of the Merger Agreement, Merger Sub will be merged with and into ImClone, with ImClone surviving the merger (the “Merger”) as a wholly-owned subsidiary of Lilly. In the Merger, each outstanding share of Common Stock will be converted into the right to receive $70.00 in cash. A copy of the Merger Agreement was filed on Lilly’s Current Report on Form 8-K, dated as of October 10, 2008.
As an inducement for Lilly to enter into the Merger Agreement, on October 6, 2008, contemporaneously with the execution of the Merger Agreement, certain affiliates of Carl C. Icahn, the Chairman of the Board of Directors of ImClone (the “Icahn Entities”), entered into tender and support agreements with and in favor of Lilly (the “Tender and Support Agreements”) as described in Item 4 and Item 5 of this Schedule 13D. Lilly entered into the Tender and Support Agreements in connection with and as an inducement to the Merger Agreement, but did not make any cash or other payments with respect thereto. An aggregate of 11,669,544 shares of Common Stock are subject to the Tender and Support Agreements. Pursuant to the Tender and Support Agreements if the Icahn Entities acquire beneficial or record ownership of any additional shares of Common Stock, such shares will also be subject to the Tender and Support Agreements.
The foregoing discussion does not purport to be complete, and is qualified in its entirety by the terms and conditions of the Merger Agreement and the Tender and Support Agreements, copies of which are filed as Exhibits 2.1, 99.1, and 99.2, respectively, to Lilly’s Current Report on Form 8-K, dated October 10, 2008 and incorporated by reference into this Schedule 13D.
ITEM 4. PURPOSE OF TRANSACTION
(a) — (b) The Merger Agreement provides for the acquisition by Lilly of all of the outstanding shares of Common Stock through a tender offer and subsequent merger of Merger Sub with and into ImClone, as a result of which ImClone will become a wholly-owned subsidiary of Lilly. The information contained in Item 3 is incorporated by reference herein.
Pursuant to the terms of the Tender and Support Agreements, the Icahn Entities have granted an irrevocable proxy (the “Irrevocable Proxy”) in favor of Lilly and certain representatives of Lilly and irrevocably appointed such representatives as the Icahn Entities’ attorney and proxy to vote (or instruct to be voted) in connection with any meeting of ImClone stockholders or execute and deliver a written consent (or cause a written consent to be executed and delivered) in connection with any action by written consent in lieu of a meeting of stockholders covering all of the shares of Common Stock beneficially owned by the Icahn Entities or that will be owned by the Icahn Entities before the termination of the Tender and Support Agreements (the “Covered Shares”) (i) in favor of adopting the Merger Agreement, as it may be modified or amended from time to time, and the approval of the Merger, (ii) only as directed by Lilly with respect to any acquisition proposal, (iii) only as directed by Lilly with respect to any change in the business, management or board of directors of ImClone and (iv) only as directed by Lilly with respect to any proposal, action or contract that would (1) impede, frustrate, prevent or nullify any provision of the Tender and Support Agreements, the Merger Agreement or the consummation of the Merger or other transactions contemplated thereby, (2) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of ImClone under the Merger Agreement or (3) result in any of the conditions to the Tender Offer or the Merger not being fulfilled or satisfied.
The purpose of entering into the Tender and Support Agreements is to facilitate the acquisition of Common Stock in the Tender Offer and, if necessary, the adoption of the Merger Agreement by the ImClone stockholders. The Icahn Entities’ obligations under the Tender and Support Agreements will terminate upon the earlier to occur of: (i) the mutual written agreement of the parties, (ii) the effective time of the Merger, (iii) the termination of the Merger Agreement in accordance with its terms, (iv) the acquisition by Lilly of all of the Covered Shares, whether pursuant to the Tender Offer or otherwise, (v) the termination of the Tender Offer prior to the acceptance for payment of Shares by Merger Sub and (vi) ImClone having effected a change in board recommendation pursuant to and in accordance with Section 5.4 of the Merger Agreement
(c) Not applicable.
(d) Upon consummation of the Merger, ImClone will become a wholly-owned subsidiary of Lilly, and Lilly will subsequently determine the size and membership of the board of directors of ImClone and the officers of ImClone. Following the Tender Offer and before completion of the Merger, Merger Sub shall be permitted to appoint at least a majority of directors to ImClone’s board of directors.
(e) The Merger Agreement prohibits ImClone from issuing securities, disposing of securities or changing its capitalization without prior written consent of Lilly, except under limited circumstances set forth therein. The Merger Agreement further prohibits ImClone from declaring, accruing, setting a side or paying any dividend or making any other distribution in respect of any share capital, or repurchasing, redeeming or otherwise reacquiring any share capital or other securities of ImClone without Lilly’s prior written consent except under limited circumstances set forth therein. Upon consummation of the Merger, ImClone will become a wholly-owned subsidiary of Lilly, and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.
(f) Upon consummation of the Merger, ImClone will become a wholly-owned subsidiary of Lilly. After completion of the Offer and the Merger, Lilly expects to work with ImClone’s management to evaluate and review ImClone and its business, assets, corporate structure, operations, properties and strategic alternatives, and to integrate ImClone into Lilly’s business units and market units. As a result of this review and integration, it is possible that Lilly could implement changes to ImClone’s business or capitalization that could involve consolidating and streamlining certain operations and reorganizing or disposing of other businesses and operations, including the winding up of ImClone’s separate existence and integration of ImClone’s business and operations into Lilly. In addition, in connection with integrating ImClone’s and Lilly’s corporate structure, Lilly may determine to reorganize, merge or consolidate ImClone with one or more domestic or foreign subsidiaries of Lilly. Lilly reserves the right to change its plans and intentions at any time, as deemed appropriate.
(g) The Merger Agreement contains provisions that limit the ability of ImClone to engage in a transaction that would entail a change of control of ImClone during the pendency of the Merger Agreement. Following consummation of the Tender Offer, Merger Sub will own no less than a majority of ImClone’s issued and outstanding capital stock and will therefore be able to block any acquisition of control of

ImClone by any other person.
(h) Upon consummation of the Merger, ImClone’s Common Stock will cease to be quoted on any quotation system or exchange.
(i) Upon consummation of the Merger, ImClone’s Common Stock will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.
(j) Other than as described above, Lilly currently has no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) — (i) of this Schedule 13D (although Lilly reserves the right to develop such plans).
Except as set forth in this Schedule 13D, neither Lilly, nor to the knowledge of Lilly, any of the directors or executive officers of Lilly listed on Schedule I hereto, has any present plans or intentions which would result in or relate to any of the actions described in subparagraphs (a) through (j) of Item 4 of this Schedule 13D.
The description contained in this Item 4 of the transactions contemplated by the Merger Agreement and the Tender and Support Agreements does not purport to be complete, and is qualified in its entirety by the terms and conditions of the Merger Agreement and the Tender and Support Agreements, copies of which are filed as Exhibits 2.1, 99.1 and 99.2, respectively, to Lilly’s Current Report on Form 8-K, dated October 10, 2008 and incorporated by reference into this Schedule 13D.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a)-(b) Neither Lilly nor Merger Sub directly own any outstanding shares of Common Stock. However, as described in Item 4 (a)-(b) of this Schedule 13D, as a result of the Tender and Support Agreements, Lilly has the sole power to vote the Covered Shares with respect to certain matters relating to the Merger as set forth in the Tender and Support Agreements (see Item 4 of this Schedule 13D for details). The Covered Shares currently consist of 11,669,544 shares of Common Stock, which, according to ImClone, represent approximately 13.2% of the outstanding shares of Common Stock as of September 30, 2008. The Covered Shares do not include options held by Carl C. Icahn. Carl C. Icahn retained the sole power to vote the Covered Shares on all matters other than those identified in the Tender and Support Agreements. Pursuant to the Tender and Support Agreements, and subject to limited exceptions set forth in the Tender and Support Agreements, the Icahn Entities may not (i) transfer or pledge the Covered Shares or any interest therein without the prior written consent of Lilly, (ii) enter into any contract with respect to any transfer of any of its Covered Shares or any interest therein, (iii) grant any proxy, power-of-attorney or other authorization or consent in or with respect to any of its Covered Shares, (iv) deposit any of its Covered Shares into a voting trust or enter into a voting agreement or arrangement with respect to any of its Covered Shares or (v) take any other action that would make any representation or warranty of the Icahn Entities contained in the Tender and Support Agreements untrue or incorrect in any material respect or in any way restrict, limit or interfere in any material respect with the performance of such Icahn Entities’ obligations under the Tender and Support Agreements or the transactions contemplated thereby or by the Merger Agreement.
To Lilly’s knowledge, no shares of Common Stock are beneficially owned by any of the persons named in Schedule I to this Schedule 13D, except for such beneficial ownership, if any, arising solely from the Tender and Support Agreements.
Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Lilly that it is the beneficial owner of any of the Common Stock referred to herein for purposes of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.
(c) Neither Lilly nor, to the knowledge of Lilly, any director or executive officer of Lilly named in Schedule I to this Schedule 13D, has effected any transaction in shares of Common Stock during the past 60 days, except as disclosed herein.
(d) Not applicable.
(e) Not applicable.
The description contained in this Item 5 of the transactions contemplated by the Merger Agreement and the Tender and Support Agreements does not purport to be complete, and is qualified in its entirety by the terms and conditions of the Merger Agreement and the Tender and Support Agreements, copies of which are filed as Exhibits 2.1, 99.1 and 99.2, respectively, to Lilly’s Current Report on Form 8-K, dated October 10, 2008 and incorporated by reference into this Schedule 13D.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
To the knowledge of Lilly there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of this Schedule 13D and between such persons and any person with respect to any securities of ImClone other than the following:
(a) The Merger Agreement, under which, among other things, Merger Sub has commenced the Tender Offer and following the tender

Offer, Merger Sub will merge with and into ImClone, as a result of which ImClone will become a wholly-owned subsidiary of Lilly. The information contained in Items 3 and 4 of this Schedule 13D is incorporated herein by reference.
(b) The Tender and Support Agreements. The information contained in Items 3, 4 and 5 of this Schedule 13D is incorporated herein by reference.
The description contained in this Item 6 of the transactions contemplated by the Merger Agreement and the Tender and Support Agreements does not purport to be complete, and is qualified in its entirety by the terms and conditions of the Merger Agreement and the Tender and Support Agreements, copies of which are filed as Exhibits 2.1, 99.1 and 99.2, respectively, to Lilly’s Current Report filed on Form 8-K, dated October 10, 2008 and incorporated by reference into this Schedule 13D.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit
No.	Description
2.1	Agreement and Plan of Merger, dated as of October 6, 2008, by and among Eli Lilly and Company, Alaska Acquisition Corporation, and ImClone Systems Incorporated (filed as Exhibit 2.1 to Lilly’s Current Report on Form 8-K, dated October 10, 2008, and incorporated herein by reference)

2.2	Tender and Support Agreement, dated as of October 6, 2008, by and between Eli Lilly and Company and Icahn Enterprises Holdings L.P., including Irrevocable Proxy, as of even date (filed as Exhibit 99.1 to Lilly’s Current Report on Form 8-K, dated October 10, 2008, and incorporated herein by reference)

2.3	Tender and Support Agreement, dated as of October 6, 2008, by and among Eli Lilly and Company, Barberry Corporation and High River Limited Partnership, including Irrevocable Proxy, as of even date (filed as Exhibit 2.2 to Lilly’s Current Report on Form 8-K, dated October 10, 2008, and incorporated herein by reference)
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
October 16, 2008

ELI LILLY AND COMPANY
/s/ James B. Lootens
Name:	James B. Lootens
Title:	Secretary and Deputy General Counsel

SCHEDULE I
DIRECTORS AND EXECUTIVE OFFICERS OF
LILLY
     The name, business address and present principal occupation or employment of each of the directors and executive officers of Lilly are set forth on this Schedule I. The address of Lilly is: Lilly Corporate Center, Indianapolis, Indiana 46285. Where applicable, the business address listed for each individual not principally employed by Lilly is the address of the corporation or other organization that principally employs that individual as listed below. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.
ELI LILLY AND COMPANY

Name and Present Position with Lilly	Principal Occupation or Employment
Sir Winfried Bischoff Director	Sir Winfried Bischoff is a director of Lilly and is chairman of Citigroup Inc.

Sir Winfried Bischoff’s current business address is: Citigroup Inc., 399 Park Avenue, 3rd Floor, New York, New York 10043.

Sir Winfried Bischoff is a citizen of the United Kingdom.

J. Michael Cook Director	J. Michael Cook is a director of Lilly.

Michael L. Eskew Director	Michael L. Eskew is a director of Lilly.

Name and Present Position with Lilly	Principal Occupation or Employment

Martin S. Feldstein Director	Dr. Martin S. Feldstein is a director of Lilly and is the George F. Baker Professor of Economics at Harvard University and president emeritus of the National Bureau of Economic Research.

Dr. Feldstein’s current business address is: President, Emeritus, National Bureau of Economic Research, and George F. Baker Professor of Economics, Harvard University, 1050 Massachusetts Avenue, Room 240, Cambridge, Massachusetts 02138

J. Erik Fyrwald Director	J. Erik Fyrwald is a director of Lilly and is chairman, president and chief executive officer of Nalco Holding Company.

Mr. Fyrwald’s current business address is: Chairman, President, and Chief Executive Officer, Nalco Holding Company, 1601 West Diehl Rd., Naperville, IL 60563.

Alfred G. Gilman Director	Dr. Alfred G. Gilman is a director of Lilly. He also serves as executive vice president for academic affairs and provost of The University of Texas Southwestern Medical Center at Dallas and dean of The University of Texas Southwestern Medical School and professor of pharmacology at The University of Texas Southwestern Medical Center.

Dr. Gilman’s current business address is: The University of Texas Southwestern Medical Center, Room B11.20, 5323 Harry Hines Blvd, Dallas, Texas 75390.

Karen N. Horn Director	Karen N. Horn is a director of Lilly.

John C. Lechleiter Director President and Chief Executive Officer	Dr. John C. Lechleiter is a director of Lilly and is president and chief executive officer of Lilly.

Name and Present Position with Lilly	Principal Occupation or Employment

Ellen R. Marram Director	Ms. Ellen R. Marram is a director of Lilly and is president of The Barnegat Group LLC, a firm that provides business advisory services.

Ms. Marram’s business address is: President, The Barnegat Group LLC, 54 Riverside Drive, New York, New York 10024.

Franklyn G. Prendergast Director	Dr. Franklyn G. Prendergast is a director of Lilly. He also is the Edmond and Marion Guggenheim Professor of Biochemistry and Molecular Biology and Professor of Molecular Pharmacology and Experimental Therapeutics at Mayo Medical School; the director of the Center for Individualized Medicine; and Director Emeritus, Mayo Clinic Cancer Center.

Dr. Prendergast’s business address is: Department of Molecular Pharmacology and Experimental Therapeutics, Mayo Foundation, 230 1st Street SW, Rochester, Minnesota 55905.

Kathi P. Seifert Director	Kathi P. Seifert is a director of Lilly.

Sidney Taurel Chairman of the Board	Sidney Taurel is chairman of the board of Lilly.

Robert A. Armitage Senior Vice President and General Counsel	Robert A. Armitage is senior vice president and general counsel for Lilly.

Name and Present Position with Lilly	Principal Occupation or Employment
Alex M. Azar II Senior Vice President, Corporate Affairs and Communications	Alex M. Azar II is senior vice president of corporate affairs and communications.

Bryce D. Carmine Executive Vice President, Global Marketing and Sales	Bryce D. Carmine is executive vice president of global marketing and sales of Lilly.

Mr. Carmine is a citizen of both New Zealand and Australia.

Deirdre P. Connelly President, U.S. Operations	Deirdre P. Connelly is president of Lilly USA.

Frank M. Deane President, Manufacturing Operations	Frank M. Deane, Ph.D., is president of manufacturing and operations for Lilly.

Anthony J. Murphy Senior Vice President, Human Resources	Anthony J. Murphy, Ph.D., is senior vice president of human resources for Lilly

Dr. Murphy is a citizen of the United Kingdom.

Name and Present Position with Lilly	Principal Occupation or Employment
Steven M. Paul Executive Vice President, Science and Technology	Steven M. Paul, M.D., is executive vice president for science and technology and president of LRL, a division of Lilly.

Derica W. Rice Senior Vice President and Chief Financial Officer	Derica W. Rice is senior vice president and chief financial officer of Lilly.

Gino Santini Senior Vice President, Corporate Strategy and Business Development	Gino Santini is senior vice president of corporate strategy and business development of Lilly.

Mr. Santini is a citizen of Italy.

EXHIBIT INDEX

Exhibit
No.	Description
2.1	Agreement and Plan of Merger, dated as of October 6, 2008, by and among Eli Lilly and Company, Alaska Acquisition Corporation, and ImClone Systems Incorporated (filed as Exhibit 2.1 to Lilly’s Current Report on Form 8-K, dated October 10, 2008, and incorporated herein by reference)

2.2	Tender and Support Agreement, dated as of October 6, 2008, by and between Eli Lilly and Company and Icahn Enterprises Holdings L.P., including Irrevocable Proxy, as of even date (filed as Exhibit 99.1 to Lilly’s Current Report on Form 8-K, dated October 10, 2008, and incorporated herein by reference)

2.3	Tender and Support Agreement, dated as of October 6, 2008, by and among Eli Lilly and Company, Barberry Corporation and High River Limited Partnership, including Irrevocable Proxy, as of even date (filed as Exhibit 2.2 to Lilly’s Current Report on Form 8-K, dated October 10, 2008, and incorporated herein by reference)